Mail Stop 3561

April 2, 2009

By U.S. Mail and facsimile to (973) 467-6582

James Sumas
Chief Executive Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

> **Re:** **Village Super Market, Inc.**
> **Form 10-K for Fiscal Year Ended July 26, 2008**
> **Filed October 8, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed October 31, 2008**
> **File No. 001-33360**

Dear Mr. Sumas:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 26, 2008

Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 4

1. Please expand this section to discuss known material trends and uncertainties that
   will have, or are reasonably likely to have, a material impact on your revenues or
   income or result in your liquidity decreasing or increasing in any material way.
   Please provide additional analysis concerning the quality and variability of your
   earnings and cash flows so that investors can ascertain the likelihood of the extent
   past performance is indicative of future performance. Please discuss whether you
   expect levels to remain at this level or to increase or decrease. Also, you should
   consider discussing the impact of any changes on your earnings. Further, please
   discuss in reasonable detail:

   • Economic or industry-wide factors relevant to your company,

   • Material opportunities, challenges, and

   • Risk in short and long term and the actions you are taking to address them.

   Refer to SEC Release No. 33-8350, available at
   http://www.sec.gov/rules/interp/33-8350.htm, and Item 303(a) of Regulation S-K.

Proxy Statement on Schedule 14A

Executive Compensation, page 7

Compensation Discussion and Analysis, page 7

2. We note that individual officer performance is an important factor in determining
   compensation. Please discuss how the specific forms of compensation are
   structured and implemented to reflect each named executive officer's individual
   performance and/or individual contribution to the registrant's performance,
   describing the elements of individual performance and/or contribution that are
   taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

3. Please tell us whether you use financial or other performance targets to determine
   salary increases, annual bonuses or equity awards. If so, please provide a
   quantitative discussion of the specific terms of the necessary targets to be
   achieved. Please disclose or, to the extent you believe disclosure of these

financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. See Item 402 (b)(2) allows one rollaway bed in a king room. (v) of Regulation S-K. Further, please discuss any discretion that may be exercised in granting these increases, bonuses or awards absent attainment of the stated performance goals.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director